UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2018

Commission File Number: 001-14946

CEMEX, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre,

San Pedro Garza García, Nuevo León 66265, México

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Contents

1.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE: CX) (“CEMEX”) Ordinary General Shareholders Meeting to be held on April 5, 2018 in the city of Monterrey, Nuevo Leon, Mexico.

2.	Notice for CEMEX’s Extraordinary General Shareholders Meeting to be held on April 5, 2018 in the city of Monterrey, Nuevo Leon, Mexico.

3.	Supplemental information to the agenda for the Ordinary General Shareholders Meeting and the Extraordinary General Shareholders Meeting of CEMEX.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, CEMEX, S.A.B. de C.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMEX, S.A.B. de C.V.
(Registrant)

Date: February 8, 2018	By:	/s/ Rafael Garza Lozano
	Name:	Rafael Garza Lozano
	Title:	Chief Comptroller

EXHIBIT INDEX

EXHIBIT
NO.	DESCRIPTION

1.	Notice for CEMEX, S.A.B. de C.V.’s (NYSE: CX) (“CEMEX”) Ordinary General Shareholders Meeting to be held on April 5, 2018 in the city of Monterrey, Nuevo Leon, Mexico.

2.	Notice for CEMEX’s Extraordinary General Shareholders Meeting to be held on April 5, 2018 in the city of Monterrey, Nuevo Leon, Mexico.

3.	Supplemental information to the agenda for the Ordinary General Shareholders Meeting and the Extraordinary General Shareholders Meeting of CEMEX.

4